October 12, 2011

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. John Krug

Mr. Jeffrey Riedler

Ms. Jennifer Riegel

Ms. Sasha Parikh

Mr. Don Abbott

Re:	Trimeris, Inc.
Registration Statement on Form S-4 (File No. 333-175512)
Amendment No. 4

Dear Mr. Krug, Mr. Riedler, Ms. Riegel, Ms. Parikh and Mr. Abbott:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Trimeris, Inc. (the “Company”), is Amendment No. 4 (“Amendment No. 4”) amending Amendment No. 3 to the Company’s Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission (the “Commission”) on September 28, 2011 (“Amendment No. 3”). Amendment No. 4 is marked to show changes from Amendment No. 3. Amendment No. 3, as amended by Amendment No. 4, is referred to herein as the “Registration Statement.”

Amendment No. 4 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 11, 2011 with respect to Amendment No. 3 and the Company’s supplemental response letter filed with the Commission on October 11, 2011. The numbering of the paragraph below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

General

1.	In response to prior comment 1, the revised opinions to be filed as Exhibits 8.1 and 8.2 provide that “the discussion set forth in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences of the Merger” constitutes, in all material respects, a fair and accurate summary of the material U.S. federal income tax consequences of the Merger.” This statement does not comply with prior comment 1. Please expand the opinions to be filed as Exhibits 8.1 and 8.2 to describe the tax consequences of the merger being treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Alternatively, please revise Exhibits 8.1 and 8.2 to state that the discussion in the tax consequences section of the prospectus is counsels’ opinion.

United States Securities and Exchange Commission

October 12, 2011

In response to the Staff’s comment, the Company has revised Exhibits 8.1 and 8.2 to state that the discussion in the tax consequences section of the prospectus is the opinion of Paul Hastings LLP and Ropes & Gray LLP, respectively.

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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible, as the Company has submitted its request for acceleration of effectiveness of the Registration Statement for such registration statement to become effective as of 5:00 p.m. on October 12, 2011. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (858) 458-3035 or Carl Sanchez at (858) 458-3030.

Sincerely,

/s/ Elizabeth A. Razzano

Elizabeth A. Razzano

for PAUL HASTINGS LLP

Enclosures

cc:	Martin Mattingly, Trimeris, Inc.
James Thomas, Trimeris, Inc.
Carl R. Sanchez, Paul Hastings LLP
Mark Rubenstein, Ropes & Gray LLP